MAG SILVER CORP.
(the “Corporation”)

COMPENSATION COMMITTEE CHARTER

1.           General

The Board of Directors of the Corporation (the “Board”) has established a Compensation Committee (the “Committee”) for the purpose of approving or providing the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation’s compensation and benefits plans.

2.          Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the American Stock Exchange (the “Applicable Regulations”); provided, however, that one or more members of the Committee may be non-independent if permitted by all Applicable Regulations.

3.          Duties

The Committee will have the following duties:

A.            Executive Officers and Directors

•
Review, approve and report to the Board annually on management’s succession plans for all executive officers, other than the Chief Executive Officer (the “CEO”), including specific development plans and career planning for potential successors;

•
Review and recommend to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This includes incentive plan design and other remuneration;

•	Review and recommend to the Board the compensation, including salary, incentives, benefits and other perquisites, of all directors and executive officers, except for the CEO; and

•	Report on executive compensation as required in public disclosure documents.

B.            CEO

•
Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives, consider the Corporate Governance and Nomination Committee’s report respecting the CEO’s performance and recommend to the Board the CEO’s compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

•	Notwithstanding any provisions contained herein to the contrary, the CEO shall not be permitted to attend the Committee’s deliberations and voting relating to the CEO’s compensation.

C.	Corporate Human Resources

•
Establish compensation and recruitment policies and practices for the Corporation’s executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Corporation and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board’s approval.

D.	Compensation Plans

•
Administration of the Corporation’s stock option plans and stock incentive plans (the “SOPs”), and making of awards under the plans, and, without limiting the foregoing, will have the following responsibilities with respect thereto:

•	Report to the Board on all matters relating to the SOPs;
•	Interpret and administer the SOPs as provided in the SOPs;
•	Approve for recommendation to the Board awards to eligible persons;
•	Recommend to the Board the exercise price, vesting terms, limitations, restrictions, and conditions upon awards;
•	Make recommendations to the Board with respect to the amendment of the SOPs;
•	Make recommendations to the Board to establish, amend and rescind any rules and regulations relating to the SOPs;
•	Make determinations deemed necessary or desirable for the administration of the SOPs and make such recommendations to the Board; and
•	Correct any deficiency, inconsistency or omission in the SOPs.

•	Administration of any other compensation and benefits plans, if and to the extent that such administration is delegated to the Committee by the Board.

E.	Outside Advisors

•
The Committee will receive and consider all requests for the retention of outside advisors and experts from an individual director, the Board, and all of its committees (except for the Audit Committee and Corporate Governance and Nomination Committee, which will notify the Committee of its actions in this regard).

F.	Public Disclosure

•	The Committee shall review all executive compensation disclosure before the Corporation publicly discloses this information.

G.            Annual Review

•	The Committee will annually review and re-assess the adequacy of this Charter and recommend updates to this Charter and will receive approval of all changes from the Board.

4.          Chair

The Board will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair.  The Chair will not have a casting vote.

5.          Meetings

The Committee will meet not less than once per year at the request of its Chair and may also meet at any other time or times at the request of any member of the Committee.  Notices calling meetings will be sent to all Committee members, to the CEO of the Corporation, to the Chair of the Board and to all other directors.

The CEO of the Corporation and, to the extent the Chair of the Board is not otherwise a member of the Committee, the Chair, and all other directors who are not members of the Committee may attend all meetings of the Committee in an ex-officio capacity and will not vote.  The CEO shall not attend in-camera sessions.

6.          Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.          Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Company.  The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.          Authority

The Committee may engage and compensate, at the Corporation’s expense, and with the approval of the Chair, any outside advisor or expert as it deems necessary to permit it to carry out its duties.

9.          Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for the purposes of a meeting of the Committee.  The minutes of the Committee will be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.